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Joshua Korff	212 446-4800	Facsimile:
To Call Writer Directly:		212 446-4900
212 446-4943	www.kirkland.com	Dir. Fax: 212 446-6460
jkorff@kirkland.com
August 21, 2009
VIA EDGAR AND OVERNIGHT
DELIVERY
Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Bankrate, Inc.
Amendment No. 2 to Schedule TO filed by Ben Merger Sub, Inc., et al.
Amendment No. 3 to Schedule 13E-3 filed by Bankrate, Inc., et al.
Amendment No. 3 to Schedule 14D-9 filed by Bankrate, Inc.
Filed August 18, 2009
File No. 005-57763
Dear Mr. Owings:
     On behalf of Bankrate, Inc., a Florida corporation (“Bankrate”), our clients BEN Merger Sub, a Florida corporation (the “Purchaser”), and BEN Holdings, Inc., a Delaware corporation (“Parent” and, together with Purchaser, the “Companies”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 3 (“Schedule TO Amendment No. 3”) to the above-captioned Schedule TO of the Companies, filed on July 28, 2009 (the “Schedule TO”), a complete copy of Amendment No. 4 (“Schedule 13E-3 Amendment No. 4”) to Schedule 13E-3 filed by Bankrate, Inc. (“Bankrate”), the Companies and the other filing persons listed on the cover page thereto, and a complete copy of Amendment No. 4 (“Schedule 14D-9 Amendment No. 4” and, together with Schedule TO Amendment No. 3 and Schedule 13E-3 Amendment No. 4, the “Amendments”) to the above-captioned Schedule 14D-9 of Bankrate (the “Schedule 14D-9”).

Securities and Exchange Commission
August 21, 2009

     We refer to the Amendment No. 1 to Schedule 13E-3 filed by Bankrate, the Companies and the other filing persons listed on the cover page thereto on August 5, 2009, as the “Schedule 13E-3.” A copy of each of the Amendments has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Companies and Bankrate, as applicable, for a period of five years.
     The Amendments reflect certain revisions of the Schedule TO, the Schedule 13E-3 and the Schedule 14D-9, in response to the comment letter to Mr. Mitch Truwit, Director, Vice President and Assistant Secretary of the Purchaser, and Mr. Edward J. DiMaria, Chief Financial Officer of Bankrate, dated August 19, 2009, from the staff of the Commission (the “Staff”). In addition, the Amendments update certain of the disclosures contained in the Schedule TO, the Schedule 13E-3 and the Schedule 14D-9, as applicable.
     The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO.
Schedule TO/Schedule 13E-3
General
1.	Staff’s comment: Please revise the Schedule 14D-9 filed by Bankrate, Inc., as applicable, in response to our comments issued on the Schedule TO/Schedule 13E-3.
Response: Bankrate has revised the Schedule 14D 9 in response to the applicable comments of the Staff to the Schedule TO and Schedule 13E 3.
Offer to Purchase
I. Special Factors, page 10
1. Background of the Offer, page 10
2.	Staff’s comment: We note your response to comment 10 from our letter dated August 14, 2009. Beyond the fact that Section 607.0901 of the BCA did not require that the Disinterested Directors negotiate on behalf of the Company, please state if any other consideration was given to allowing the Disinterested Directors to negotiate on behalf of Bankrate and, if so, why the Board determined not to allow them to negotiate on behalf of Bankrate. Also, please revise the bottom of page 12 of the Offer to Purchase to provide disclosure that is consistent with the same revisions you made in your Schedule 14D-9; in this regard, your revisions that appear at the top of page 13 appear to be misplaced.
Response: In response to the Staff’s comment, page 12 of the Offer to Purchase and page 10 of the Schedule 14D-9 have been revised to disclose that the Board did not otherwise consider appointing the Disinterested Directors to negotiate the

Securities and Exchange Commission
August 21, 2009

transaction.
3.	Staff’s comment: We note your statement in the second full paragraph on page 13 that Bankrate consulted with Gunster, Yoakley & Steward P.A. on specific issues. Please expand your disclosures to disclose the specific issues that Bankrate discussed with Gunster, Yoakley & Steward PA.
Response: In response to the Staff’s comment, page 13 of the Offer to Purchase and page 11 of the Schedule 14D-9 have been revised to disclose the issues discussed with Gunster, Yoakley & Stewart, P.A.
4.	Staff’s comment: We note your statement in the third full paragraph on page 13 that certain Support Executives retained Dewey & LeBeouf, LLP on July 19, 2009 to represent them with respect to certain aspects of the transaction. We also note your statement on page 15 that “Dewey, which had ceased work the prior evening following the reduction in the proposed Offer Prices, reengaged with Apax’s counsel.” Please expand your disclosure to provide greater detail as to Dewey’s involvement in the various discussions that occurred between the parties from July 20, 2009 to July 22, 2009. Please also discuss why Dewey ceased work on the evening of July 20, 2009, but subsequently began discussions again with Apax on July 21, 2009.
Response: In response to the Staff’s comment, page 15 of the Offer to Purchase and pages 12 and 13 of the Schedule 14D-9 have been revised to provide further detail on the referenced discussions and to explain Dewey & LeBeouf LLP’s disengagement and reengagement.
4. Position of the Disinterested Directors..., page 19
5.	Staff’s comment: We note the language included in response to prior comment 12. Please clarify to explain why the Disinterested Directors did not find it necessary or beneficial to receive the advice of independent counsel in weighing the potential conflicts of interest of the executives and other directors prior to approving the transaction.
Response: In response to the Staff’s prior comments, we have in our prior filings disclosed information with respect to the requirements of the Disinterested Directors under Florida law on pages 19 to 20 of the Offer to Purchase. We have also previously disclosed the fact that the Disinterested Directors did not retain separate counsel in connection with their role in the transaction on page 20 of the Offer to Purchase. Bankrate believes that the Offer to Purchase and the Schedule 14D-9, as successively revised in response to the Staff’s comments, fully discloses all material information with respect to the representation and role of the Disinterested Directors in the transaction and that Bankrate’s shareholders have all facts necessary to properly consider whether or not to tender their shares.

Securities and Exchange Commission
August 21, 2009

5. Position of the Support Executives as to Fairness, page 20
6.	Staff’s comment: We note your response to comment 13 from our letter dated August 14, 2009. We note that the Support Executives based their fairness determination upon the same factors considered by the Board of Directors and adopted such factors as their own. Your supplemental response, however, indicates that the Support Executives did not rely upon the analysis of factors in the opinions or presentations of Allen. Given that the Board adopted the analysis of Allen as their own, which would include Allen’s consideration of some of the factors identified under Instruction 2 to item 1014 of Regulation M-A, tell us how the Support Executives considered those same factors if they did not rely upon Allen’s analysis.
Response: In response to the Staff’s comment, page 20 of the Offer to Purchase has been revised to clarify the Support Executives’ consideration of the referenced factors identified under Instruction 2 to item 1014 of Regulation M-A.
7. Purposes and Reasons of Parent, Purchaser, the Apax VII Funds..., page 21
7.	Staff’s comment: We note your response to comment 15 from our letter dated August 14, 2009. Please discuss how it was determined which directors would or would not enter into support agreements.
Response: In response to the Staff’s comment, pages 21 and 22 of the Offer to Purchase has been revised to clarify how it was determined which directors would enter into support agreements.
Schedule 14D-9
Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 18
(a) Opinion of Allen & Company, page 18
8.	Staff’s comment: We note your response to prior comment 25. Please revise your disclosure to state, as it appears based on your response to prior comment 25, that the data underlying Needham’s Selected Transactions Analysis was not presented to the Disinterested Directors.
Response: In response to the Staff’s comment, the table under “Selected Transactions Analysis” on page 34 of the Schedule 14D-9 has been revised and the disclosure under such section has been revised to state that no additional data underlying its Selected Transactions Analysis was provided by

Securities and Exchange Commission
August 21, 2009

Needham & Company to the Disinterested Directors other than as set forth in the revised disclosure.
9.	Staff’s comment: We note your response to comments seven and eight from our letter dated August 14, 2009 and your revisions to your filings. Please specifically describe the analyses that Allen presented to the Board on June 30, 2009. To the extent that these analyses differed from the analyses that Allen provided to the Board on July 22, 2009 in either content or results, please provide the disclosures required under Item 1015(b)(6) including, but not limited to:
•	the procedures that Allen followed in preparing the analyses;

•	Allen’s findings and recommendations;

•	Allen’s bases for and methods of arriving at such findings and recommendations; and

•	Instructions Allen received from Bankrate or its affiliates.
Response: In response to the Staff’s comment, pages 25 through 26 of the Schedule 14D-9 have been revised to add details regarding the content of the June 30 presentation, including information as to the procedures Allen used in preparing its analysis, the absence of findings or recommendations as to fairness, and the absence of instructions received from Bankrate or its affiliates.
10.	Staff’s comment: We note your response to comment 26 from our letter dated August 14, 2009. Please revise to explain the “equity market risk premium” figure that Needham used in determining an appropriate discount rate.
Response: In response to the Staff’s comment, the disclosure under “Discounted Cash Flow Analysis” on page 35 of the Schedule 14D-9 has been revised to include the equity market risk premium that Needham used in determining an appropriate range of discount rates.
     In addition, each of the Companies and Bankrate hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
August 21, 2009

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments.
     If you have any questions related to this letter, please contact me at (212) 446-4943 or Christopher Kitchen of this office at (212) 446-4988.

Sincerely,
/s/ Joshua N. Korff
Joshua N. Korff

cc:	Mitch Truwit Edward J. DiMaria Lawrence S. Makow, Esq.